                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 ---------------

                             CMS ENERGY CORPORATION
                       (Name of Subject Company (issuer))

                             CMS ENERGY CORPORATION
                            (Name of Filing Persons)
                                    (Issuer)

                    3.375% CONVERTIBLE SENIOR NOTES DUE 2023
                         (Title of Class of Securities)

                                    125896AS9
                      (CUSIP Number of Class of Securities)

                               ROBERT C. SHROSBREE
                            ASSISTANT GENERAL COUNSEL
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 768-7323
                                       AND
                                 THOMAS J. WEBB
                            EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 788-1030
                      (Name, address, and telephone numbers
                    of persons authorized to receive notices
                          on behalf of filing persons)

                            CALCULATION OF FILING FEE
                            -------------------------

                  TRANSACTION VALUATION *      AMOUNT OF FILING FEE **
                  -----------------------      -----------------------
                       $150,000,000                   $19,005.00

* For the purpose of calculating the filing fee only, this amount is based on the exchange for all $150 million of the existing and outstanding 3.375% Convertible Senior Notes due 2023 for $150 million of new 3.375% Convertible Senior Notes due 2023.

** The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended equals $126.70 for each $1,000,000 of value.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                              Amount Previously Paid:
                                                     ------------------------
                              Form or Registration No.:
                                                       ----------------------
                              Filing Party:
                                           ----------------------------------
                              Date Filed:
                                         ------------------------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [ ] third-party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

All information in the Offering Memorandum dated November 9, 2004 attached hereto as Exhibit 12(a)(1) (the "Offering Memorandum") is incorporated herein by reference in answer to some or all of the items below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offering Memorandum, most specifically under the section captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     a) The information set forth in the Offering Memorandum, most specifically under the section captioned "Where You Can Find More Information."
     b) The subject class of equity securities is the 3.375% Convertible Senior Notes due 2023 (the "Senior Notes") of CMS Energy Corporation. As of the date of this Schedule, there was outstanding $150 million aggregate principal amount of Senior Notes.
     c) The Senior Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Senior Notes. However, there is no established trading market for the Senior Notes, other than through these limited or sporadic quotations.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The principal executive offices of the filing person, CMS Energy Corporation, are located at One Energy Plaza, Jackson, Michigan 49201, and its telephone number is (517) 788-0550.

     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are the directors and/or executive officers of CMS Energy Corporation:

     Kenneth Whipple                Chairman of the Board
     David W. Joos                  President, Chief Executive Officer and
                                    Director
     S. Kinnie Smith, Jr.           Vice Chairman of the Board and General
                                    Counsel
     Thomas J. Webb                 Executive Vice President and Chief Financial
                                    Officer
     David G. Mengebier             Senior Vice President, Governmental and
                                    Public Affairs/Community Services
     John F. Drake                  Senior Vice President, Human Resource and
                                    Administrative Services
     Glenn P. Barba                 Vice President, Controller and Chief
                                    Accounting Officer
     Thomas W. Elward               President and Chief Operating Officer of CMS
                                    Enterprises Company
     John G. Russell                President and Chief Operating Officer of
                                    Consumers Energy Company
     Merribel S. Ayers              Director
     Earl D. Holton                 Director
     Michael T. Monahan             Director
     Joseph F. Paquette, Jr.        Director
     William U. Parfet              Director
     Percy A. Pierre                Director
     Kenneth L. Way                 Director
     John B. Yasinsky               Director

     The address of each director and/or executive officer listed above is c/o CMS Energy Corporation, One Energy Plaza, Jackson, Michigan 49201, and each such person's telephone number is (517) 788-0550.

ITEM 4.  TERMS OF THE TRANSACTION.

     a) The information set forth in the Offering Memorandum, most specifically under the sections captioned "The Exchange Offer" and "Description of the New Notes" is incorporated herein by reference.

     b) None of the securities are to be purchased from any officer, director, or affiliate of CMS Energy Corporation.




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



ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     e) The information set forth in the Offering Memorandum, most specifically under the section captioned "CMS Energy -- Agreements Relating to Our Securities" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     a) The information set forth in the Offering Memorandum, most specifically under the section captioned "Summary Term Sheet -- Why are we making the Exchange Offer?" is incorporated herein by reference.
     b The securities acquired pursuant to the Exchange Offer will be retired.
     c)      Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     a) The information set forth in the Offering Memorandum, most specifically under the section captioned "The Exchange Offer" is incorporated herein by reference.
     b) The information set forth in the Offering Memorandum, most specifically under the section captioned "The Exchange Offer" is incorporated herein by reference.
     d)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     a) None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.
     b)      None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 10.  FINANCIAL STATEMENTS.

     a) Financial Information. The following financial statements and financial information are incorporated herein by reference:
         1) The audited consolidated financial statements of CMS Energy Corporation set forth in CMS Energy Corporation's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003.
         2) The unaudited condensed consolidated financial statements of CMS Energy Corporation set forth in CMS Energy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.
         3) The information set forth in the Offering Memorandum, most specifically the section captioned "Ratio of Earnings to Fixed Charges."
         4) The information set forth in the Offering Memorandum, most specifically in the section captioned "Book Value Per Share."
         Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this paragraph 10(a) can be obtained as provided in the section of the Offering Memorandum captioned "Where You Can Find More Information."
     b)  Not Material.

ITEM 11.  ADDITIONAL INFORMATION.

     a)  Agreements, regulatory requirements and legal proceedings.
         1)       None.
         2) The Senior Notes will be issued pursuant to a supplement to the Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as Trustee that CMS Energy has previously qualified under the Trust Indenture Act of 1939, as amended.



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      3)       Not applicable.
      4)       Not applicable.
      5)       Not applicable.
  b) Other material information.  None.

ITEM 12.  EXHIBITS.

  (a)(1)       Offering Memorandum dated November 9, 2004.
  (a)(2)       Letter of Transmittal.
  (a)(3)       Letter to Holders.
  (a)(4)       Notice of Guaranteed Delivery.
  (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(6)       News Release dated November 9, 2004.
  (b)          None.
  (d)(1) Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as Trustee (previously filed as exhibit (4)(a) to Form S-3 filed May 1, 1992).
  (d)(2)       - Thirteenth Supplemental Indenture dated July 16, 2003
              (previously filed as exhibit (4)(e)(i) to 2003 Form 10-K).
  (d)(3) - Form of Fifteenth Supplemental Indenture relating to the issuance of new securities to be exchanged for the Senior Notes.
  (d)(4) Certificate of Designation to CMS Energy Articles of Incorporation filed with the Michigan Department of Consumer & Industry Services, Bureau of Commercial Services on December
               4, 2003 (previously filed with the Restated Articles of Incorporation of CMS Energy as exhibit (99)(a) to Form 8-K filed June 3, 2004).
  (d)(5) Warrant for the Purchase of Shares of Common Stock issued by CMS Energy to Miller Buckfire Lewis & Co., LLC on May 6, 2003.
  (d)(6) Warrant for the Purchase of Shares of Common Stock issued by CMS Energy to Dresdner Kleinwort Wasserstein, Inc. on May 6, 2003.
  (d)(7) Annual Officer Incentive Compensation Plan for CMS Energy Corporation and its Subsidiaries effective January 1, 2003 (previously filed as exhibit (10)(i) to 2003 Form 10-K).
  (d)(8) Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers Energy Company effective January 1, 1982, as amended December 3, 1999 (previously filed as exhibit (10)(h) to 1999 Form 10-K).
  (d)(9) CMS Energy Corporation Policy on Change in Control Agreements and Employment Contracts (previously filed as exhibit (10)(b) to Form 10-Q for the quarter ended June 30, 2004).
  (d)(10) CMS Energy Corporation Performance Incentive Stock Plan (previously filed as exhibit (99)(b) to Form 8-K filed June 3,
               2004).
  (g)          None.
  (h)          None.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      /s/ Thomas J. Webb
--------------------------------------------
(Name)  Thomas J. Webb
(Title) Executive Vice President
        Chief Financial Officer


      November 9, 2004
--------------------------------------------
(Date)





















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